EXHIBIT 99.6

Press Release

South Korea: Hanwha Total Petrochemical Increases
Ethylene Production Capacity by 30%

Paris, September 17, 2019 - The Daesan integrated refining and petrochemicals complex in South Korea, owned by Hanwha Total Petrochemical1, has started its new ethylene production capacities. With a $450 million investment, the site can now produce 1.4 million tons per year of ethylene, an increase of 30%.

This project was launched in April 2017 and is the first in a series of three at the complex. More than $300 million are being invested to expand polyethylene production capacity by 50% to 1.1 million tons per year by the end of 2019, and nearly $500 million are being invested to increase polypropylene production capacity by close to 60% to 1.1 million tons per year by 2021.

The three projects take advantage of abundant, cost-advantaged propane feedstock from the shale gas revolution in the United States. With these investments, the Daesan facility will be in a position to capture margins across the ethylene-polyethylene and propylene-polypropylene value chains. The additional production capacity will help meet rapidly growing Asian demand.

"These investments and today’s successful start-up of the first project reflect our strategy of meeting growing global demand for petrochemicals by channeling our investments into our world-class complexes and leveraging cost-advantaged feedstock" said Bernard Pinatel, President, Refining & Chemicals, Total.

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TOTAL AND END-OF-LIFE OF PLASTICS

Total’s ambition is to become the responsible energy major by 2035.

Plastics enhance consumers’ quality of life, and their lighter weight leaves a smaller carbon footprint. Nevertheless, as a producer, Total exercises the utmost vigilance when managing end-of-life of plastics, because discarded plastic waste is environmentally unacceptable.

Total is a founding member of The Alliance to End Plastic Waste, an organization that brings together around 40 member companies from across the plastics and consumer goods value chain. They have committed over $1 billion, with the ultimate goal of investing $1.5 billion, over the next five years to provide solutions to eliminate plastic pollution in the environment, particularly the oceans.

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1 A 50-50 joint venture between Total and Hanwha.

Total is working on all forms of recycling to develop high-performance recycled polymers. For example, the company produces, through its affiliate Synova, a range of recycled polypropylene products that meets the highest quality standards of original equipment manufacturers and automakers. It has also developed an innovative polystyrene recycling technology and is currently conducting proof of concept for every aspect of large-scale production. Total is a global leader in bioplastics. The Total Corbion PLA joint venture owns a plant in Thailand with a capacity of 75,000 tons per year of polylactic acid (PLA), a 100% biobased bioplastic that is recyclable and biodegradable.

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About the Daesan Refining and Petrochemical Complex

Daesan is one of Total's six world-class integrated complexes and a strategic asset for both shareholders. It comprises a flexible condensate splitter, a competitive steam cracker and units producing polymers, styrene and aromatics.

About Hanwha

Hanwha Group, founded in 1952, is a global leader in a broad range of business spanning the spectrum of manufacturing, construction, finance, services and leisure industries. Hanwha Group consists of 76 domestic affiliates and 351 global networks, as of December 2018.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total", "Total Group" and Group are sometimes used for convenience. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.